FSD Pharma Generates $7.7 Million in Proceeds and 670% Return on Investment through Sale of Interest in Cannara Biotech

TORONTO, Feb. 20, 2020 /CNW/ - FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) ("FSD Pharma" or the "Company") today announced the sale of its 12% equity interest in Cannara Biotech Inc. (CSE: LOVE) ("Cannara") to a consortium of buyers for cash proceeds of more than $7.7 million (the "Share Sale Transaction").

The terms of the Share Sale Transaction were negotiated at arm's length with a group of buyers that included entities controlled by members of the Cannara board and senior management. A substantial portion of FSD Pharma's shareholdings in Cannara were subject to a statutory escrow expiring December 2021. Under the terms of the Share Sale Transaction, the buyers agreed to acquire FSD Pharma's interest subject to escrow and, as such, assumed all of the associated market risk. The Share Sale Transaction represents a 670% return on the Company's stake in Cannara.

"This is a very positive milestone for the shareholders and stakeholders of FSD Pharma to recognize a 7x return in less than two years," stated Raza Bokhari, MD, Executive Co-Chairman & CEO. "This transaction represents, which I hope is the first of others that will follow to strengthen our cash position on the balance sheet. Our aim is to scale up to $50 million in disposable cash through monetizing our non-cash assets and raising new capital from institutional and institutional grade investors in the United States and elsewhere."

For further details on the Share Sale Transaction, please refer to FSD Pharma's Early Warning Report, which will be available under Cannara's SEDAR profile at www.sedar.com.

About FSD Pharma

FSD Pharma is a specialty biotech pharmaceutical R&D company focused on developing over time a robust pipeline of FDA-approved synthetic compounds targeting the endocannabinoid system of the human body to treat certain diseases of the central nervous system and autoimmune disorders of the skin, GI tract, and the musculoskeletal system.

Through its acquisition of Prismic Pharmaceuticals in Q2 2019, FSD Pharma is also making an effort to help address the opioid crisis by developing opioid-sparing prescription drugs utilizing the micronized formulations of palmitolylethanolamide (PEA). The Company intends to initiate Phase 1 first-in-human safety and tolerability trials for its lead candidate, PP 101 micro-PEA during 1Q20.

FSD's wholly-owned subsidiary, FV Pharma, is a licensed producer under Canada's Cannabis Act and Regulations, having received its cultivation license on October 13, 2017, and its full Sale for Medical Purposes license on June 21, 2019. The Company is licensed to cultivate cannabis in approximately 25,000 square feet of its facility in Cobourg, Ontario.

Cautionary Note Regarding Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any U.S. Food and Drug Administration ("FDA") approvals, development of any FDA approved synthetic compounds, the successful treatment of diseases by such compounds, the ability to address the opioid crisis, the development of opioid sparing prescription drugs utilizing the micronized formulations of palmitolylethanolamide ("PEA"), the intention and timing of the initiation of Phase 1 first-in-human safety and tolerability trials for PP 101 micro-PEA, maintenance of FSD Pharma's Cannabis Act License, the ability to cultivate and sell cannabis produced in FSD Pharma's facility, the progress and funding of the CBD Research Project, the ability and technical feasibility of algae being utilized to produce pharmaceutical-grade cannabinoids and the ultimate success of the CBD Research Project, the production of prescription drugs that can treat diseases affecting the central nervous system, and related royalty fees. The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward Looking Information. Forward Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

SOURCE FSD Pharma Inc.

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For further information: FSD Pharma Inc., Sandy Huard, Head of Communications, FSD Pharma, Inc., sandy@fsdpharma.com, (647) 864-7969; Investor Relations, IR@fsdpharma.com, www.fsdpharma.com; Or LHA Investor Relations, Sanjay M. Hurry, shurry@lhai.com, (212) 838- 3777

CO: FSD Pharma Inc.

CNW 02:30e 20-FEB-20